Decarbonization Plus Acquisition Corporation IV
2744 Sand Hill Road, Suite 100

Menlo Park, CA 94025
(212) 993-0076

July 13, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:    Todd Schiffman

Re:	Decarbonization Plus Acquisition Corporation IV
Form S-1 Registration Statement
File No. 333-254259

Dear Mr. Schiffman:

Decarbonization Plus Acquisition Corporation IV (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-254259), be accelerated under Rule 461 under the Securities Act of 1933, as amended, so that it will be declared effective at 4:00 pm (Eastern time) on Thursday, July 15, 2021, or as soon thereafter as possible.

We request that we be notified of such effectiveness by a telephone call to Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629 and that such effectiveness also be confirmed in writing.

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Sincerely,

Decarbonization Plus Acquisition Corporation IV

		By:	/s/ Peter Haskopoulos
		Name:	Peter Haskopoulos
		Title:	Chief Financial Officer, Chief Accounting Officer and Secretary

cc:	Davis Polk & Wardwell LLP
Derek J. Dostal

Vinson & Elkins L.L.P.
E. Ramey Layne
Brenda Lenahan

[Signature Page to Company Acceleration Request]